Exhibit 99.1

Caledonia Mining Corporation Plc
Exercise of Share Options
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

16 November, 2016: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that it received notice yesterday that several executive directors and officers of the company and other unrelated parties have exercised options over a total of 311,382 common shares of no par value each (“Option Shares”) in the Company. The details of these option exercises are as follows:
Mr Steven Curtis (Chief Executive Officer) has exercised options over 55,000 Option Shares in the Company at an exercise price of 90 Canadian cents per share. Following Admission, Mr. Curtis will hold 420,000 Caledonia common shares, representing approximately 0.8 per cent of the total number of common shares in issue.
Mr Mark Learmonth (Chief Financial Officer) has exercised options over 89,020 Option Shares in the Company at an exercise price of 90 Canadian cents per share. Following Admission, Mr. Learmonth will hold 313,250 Caledonia common shares, representing approximately 0.6 per cent of the total number of common shares in issue.
Mr Dana Roets (Chief Operating Officer, a non-board position) has exercised options over 100,000 Option Shares in the Company at an exercise price of 72 Canadian cents per share. Following Admission, Mr. Roets will hold 100,000 Caledonia common shares, representing approximately 0.19 per cent of the total number of common shares in issue.
Caledonia has also received notifications that options over a total of 67,462 Option Shares have been exercised by persons unrelated to the Company.
Caledonia will apply for these 311,482 Option Shares to be admitted to trading on AIM and it is anticipated that trading in such shares will commence on 22 November 2016 (“Admission”). Following Admission, the total number of shares in issue will be 52,662,428.
Caledonia has no shares in Treasury, therefore this figure may be used by Shareholders, from Admission, as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
3996682.1 C5501.J41218